Exhibit (a)(1)(G)
This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 12, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SAFENET, INC.
at $28.75 Net Per Share
by
STEALTH ACQUISITION CORP.
a wholly owned subsidiary of
VECTOR STEALTH HOLDINGS II, L.L.C.
     Stealth Acquisition Corp. (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of Vector Stealth Holdings II, L.L.C. (the “Parent”), a Delaware limited liability company, is offering to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”) of SafeNet, Inc., a Delaware corporation (the “Company”), at $28.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, the Purchaser intends to effect the Merger (as defined below).
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON FRIDAY, APRIL 6, 2007, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that represents one Share more than (A) the number of Shares outstanding immediately prior to the expiration date of the Offer less (B) 5,000,000 plus (C) one-tenth of the number of vested Company options with an exercise price of greater than $28.75 per Share (the “Minimum Condition”) (which Minimum Condition constitutes approximately 78% of the outstanding Shares based on current Share and option numbers), and (ii) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions described in the Offer to Purchase. The Offer is not conditioned upon Parent or the Purchaser obtaining financing. The Offer is being made according to an agreement and plan of merger, dated as of March 5, 2007 (the “Merger Agreement”), by and among the Purchaser, the Parent and the Company, under which, after completion of the Offer and satisfaction or waiver of all the conditions thereto, the Purchaser will be merged with and into the Company with the Company surviving as a subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by the Company, the Purchaser or the Parent or by shareholders who properly exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive $28.75 per Share (or any higher price paid in the Offer), without interest.
     The Board of Directors of the Company unanimously determined it was in the best interests of the Company and its Stockholders to enter into the Merger Agreement and recommended that the Company’s Stockholders tender their Shares into the Offer.
     If any condition is not satisfied, the Purchaser either must extend the Offer for successive periods not to exceed ten business-days as described in the Offer to Purchase and, subject to withdrawal rights as set forth below, shall retain all such Shares until the expiration of the Offer as so extended, or waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the expiration of the Offer and not withdrawn. The Purchaser may also extend the Offer for any period as may be required by applicable rules and regulations of the SEC, Nasdaq or any other stock exchange or automated quotation system that is applicable to the Offer. If Purchaser extends the Offer, Purchaser will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.
     If the Offer closes but Purchaser does not acquire sufficient Shares such that the tendered Shares, together with the Shares issuable under an irrevocable option granted to Purchaser by the Company, would enable a “short-form” merger to occur under the Delaware General Corporation Law, the Purchaser may elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the tender offer. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although the Purchaser reserves the right to do so.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 8, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
     The Company has provided the Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.
     Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company, N.A., the Depositary.
The Information Agent for the Offer is:
INNISFREE M&A INCORPORATED
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All others Call Toll-Free: (800) 750-5833 (from the U.S. and Canada)
or (412) 232-3651 (from outside the U.S. and Canada)
March 12, 2007